Exhibit 99.2

Business of the Meeting

1.	Financial Statements

You will find our consolidated financial statements for the year ended December 31, 2014 in our annual report.

2.	Electing the Board of Directors

The 14 individuals nominated for election as directors are currently members of the Board. Directors elected at the meeting will hold office until the next annual meeting or until their resignation, whichever is earlier.

Please see the section titled “Election of Directors – Nominees” starting on page 8 for information about these individuals.

The Board recommends that you vote FOR the election of the 14 individuals nominated. If you do not specify how you want to vote, the management representatives designated in the Proxy Form intend to vote FOR the election of these nominees.

3.	Appointing Auditors

In 2014, the Audit Committee completed a comprehensive review of Ernst & Young LLP as Manulife’s external auditors. The conclusion of this review was to recommend the appointment of Ernst & Young LLP as auditors for the 2015 fiscal year and to serve until the next annual meeting. Ernst & Young LLP have been Manulife’s auditors for more than five years.

The comprehensive review was based on recent recommendations by the Chartered Professional Accountants of Canada (CPA Canada) and the Canadian Public Accountability Board that audit committees perform a comprehensive review of the external audit firm at least once every five years and conduct annual assessments in the other years. CPA Canada issued guidelines in early 2014 to help audit committees implement these recommendations. In 2014, our review covered the five-year period ending December 31, 2013 and used the guidelines and format recommended by CPA Canada.

The comprehensive review focuses on the audit firm, its independence and the application of professional skepticism, as well as the quality of the engagement team and the quality of the communications and interactions with the external auditor. The annual assessment focuses on the engagement team, the engagement partner, their independence and objectivity and the annual quality of audit work performed.

The Board recommends that you vote FOR the appointment of Ernst & Young LLP as auditors. If you do not specify how you want to vote, the management representatives designated in the Proxy Form intend to vote FOR the appointment of Ernst & Young LLP as auditors.

The table below sets out the fees charged by Ernst & Young LLP for services rendered to Manulife and its subsidiaries in each of the past two fiscal years.

Ernst & Young LLP Fees	2014 ($ in millions)	2013 ($ in millions)
Audit Fees:	25.9	25.9

Includes the audit of our financial statements as well as the financial statements of our subsidiaries and segregated and separate funds, audits of statutory filings, prospectus services, report on internal controls, reviews of quarterly reports and regulatory filings.

Audit-Related Fees:	2.2	1.7

Includes consultation concerning financial accounting and reporting standards not classified as audit, due diligence in connection with proposed or consummated transactions and assurance services to report on internal controls for third parties.

Tax Fees:	0.3	0.2
Includes tax compliance, tax planning and tax advice services.
All Other Fees:	1.5	1.2
Includes information security and other advisory services.
TOTAL:	29.9	29.0

6 Manulife Financial Corporation Management Information Circular

All audit and permitted non-audit services to be provided by our independent auditor must be pre-approved pursuant to the Auditor Independence Policy (the “Policy”). Under the Policy, the Audit Committee annually reviews and pre-approves recurring audit and permitted non-audit services that are identifiable together with a budget for each type of permitted services for the coming year. The Policy also requires that any audit or permitted non-audit services that are proposed during the year outside of the previously approved categories or in excess of the pre-approved budget be pre-approved by the Audit Committee, or by a member of the Audit Committee appointed by the Audit Committee and acting on its behalf.

All audit and permitted non-audit services provided by Ernst & Young LLP have been pre-approved by the Audit Committee. The Audit Committee has reviewed these services to ensure that they are compatible with maintaining the auditor’s independence.

4.	Advisory Resolution on Executive Compensation

The Board believes that shareholders should have the opportunity to fully understand the objectives, philosophy and principles used to make executive compensation decisions and to have an advisory vote on the Board’s approach to executive compensation. As a result, you are asked to consider the following resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the management information circular delivered in advance of the 2015 annual meeting of common shareholders of Manulife Financial Corporation.

The Board recommends that you vote FOR the advisory resolution on executive compensation. If you do not specify how you want your shares voted, the individuals designated in the Proxy Form intend to vote FOR the adoption of the advisory resolution on executive compensation.

To assist you in making your voting decision, we refer you to the executive compensation section starting with the “Executive Summary” on page 29. This section describes the Board’s approach to executive compensation, the details of the compensation program and the Board’s compensation decisions in 2014. This disclosure has been approved by the Board on the recommendation of the Management Resources and Compensation Committee.

As this vote is advisory, the results will not be binding. The Board will take the results of the vote into account, as appropriate, together with feedback received from shareholders in its other engagement activities, when considering future compensation policies, procedures and decisions.

In the event that a significant number of shareholders oppose the resolution, the Board will communicate with certain of its shareholders (particularly those who are known to have voted against it) to understand their concerns and will review the approach to executive compensation in the context of those concerns. Shareholders who have voted against the resolution are encouraged to contact the Board to discuss their specific concerns.

Please see the section titled “Contacting the Board” on page 81 for information on how you can ask questions and provide comments on executive compensation to the Board.

Manulife Financial Corporation Management Information Circular 7

Election of Directors – Nominees

At the meeting, 14 directors are to be elected for a one-year term. Information about the nominees for election is provided in the director profiles below and, with the exception of Thomas Jenkins, who was appointed to the Board effective March 1, 2015, all of the nominees were elected at the 2014 annual meeting.

For more information about the nomination process, please see the section titled “Board Succession” on page 78.

Majority Voting Policy

If a director receives more “withheld” votes than “for” votes, the director must submit his or her resignation. The Corporate Governance and Nominating Committee will consider the resignation and, unless extenuating circumstances exist, will recommend that the Board accept the resignation. The Board will decide whether to accept the resignation within 90 days of the meeting. The director will not participate in the deliberations and the Board’s decision will be disclosed in a news release. Where the resignation has not been accepted, the news release will explain why. This policy applies only in uncontested elections, where the number of director nominees is equal to the number of directors to be elected.

Term Limits

To balance the benefits of experience and the need for renewal and new perspectives, the Board has established term limits for independent directors. Independent directors will not be nominated for election after reaching 12 years of service on the Board. In exceptional circumstances, having regard to the specific expertise of the director and the needs of the Board at that time, the Board has the discretion to nominate for election an independent director who has reached 12 years of service for up to three years.

In order to enable the transition from a mandatory retirement policy to term limits, independent directors who, as of the date of the 2014 annual meeting, had reached at least 12 years of service but had not reached the mandatory retirement age in effect prior to December 5, 2013, are eligible for re-election until 2019. John Cassaday is the only director subject to this transitional provision.

The Chairman of the Board may serve a full five-year term as Chairman regardless of the number of years of service on the Board.

Diversity

An effective board requires that the directors have the integrity, experience, skill, time and commitment identified by the board as necessary to effectively carry out their duties. A board made up of highly qualified directors from diverse backgrounds benefits from the contribution of different perspectives and experiences to board discussions and decisions, promoting better corporate governance. The process for identifying nominees to the Board takes into account characteristics which promote diversity.

Manulife has a history of promoting gender diversity on its Board and the Board has now established a formal Board diversity policy which sets an objective that at least 30% of the independent directors are women:

•	Manulife has met this objective since 2013.

•	A woman served as the Chair of our Board from 2008 to 2013.

•	Four (44%) of the nine new directors appointed over the last five years are women.

•	Four (29%) of the directors (31% of the independent directors) nominated for election at the meeting are women.

The Corporate Governance and Nominating Committee will review this objective and this policy annually and may recommend changes to the objective or to the Board diversity policy, or may recommend additional objectives, as appropriate.

See the sections titled “Board Succession” and “Board Diversity Policy” on page 78 for more information about our director recruitment practices and Board diversity policy.

8 Manulife Financial Corporation Management Information Circular

Director Nominee Profiles

The profiles below provide information about each of the director nominees, including their independence, municipality of residence, age, professional and educational background, areas of expertise, Manulife’s Board and committee memberships and public company directorships within the last five years.

Information about the directors’ equity ownership in Manulife is provided in the table on page 20.

Richard B. DeWolfe (Chairman) Independent Westwood, MA U.S.A. Age 70			Areas of Expertise: • Senior Executive • Public Sector • Financial • Risk Management • U.S. Operations/Governance • Human Resources Management & Executive Compensation
Director Since:	April 2004
Chairman Since:	2013
Term Limit:	2018[1]
2014 Votes For:	98.41%

Committee Membership and 2014 Attendance:[2]			Other Public Company Directorships:
Board (Chairman)	9 of 9	100%	Avantair, Inc.	2009 – 2013[3]
Corporate Governance	4 of 4	100%

Richard DeWolfe is Chairman of the Board, a position he has held since May 2, 2013. He is also Managing Partner of DeWolfe & Company, LLC, a real estate management and investment consulting firm. He was formerly Chairman and CEO of The DeWolfe Companies, Inc., the largest homeownership organization in New England, which was previously listed on the American Stock Exchange and acquired by Cendant Corporation in 2002.

Mr. DeWolfe is a director of Massachusetts General Hospital, President’s Council, a Trustee Emeritus of Boston University, a Director Emeritus of The Boston Foundation and an honorary director of The Boston Center for Community and Justice. He is also a member of the Wilson Center’s Canada Institute Advisory Board.

He was formerly a director of Avantair, Inc., Chairman and Founder of Reliance Relocation Services, Inc. and Chairman of the Board of Trustees, Boston University.

Mr. DeWolfe holds a BAS, Marketing and Finance from Boston University and an Executive Masters Professional Director Certification from the American College of Corporate Directors, a public company director education and credentialing organization.

[1]	Richard DeWolfe, as Chairman of the Board, may serve a full five-year term as Chairman regardless of the number of years of service on the Board.
[2]	In his capacity as Chairman, Richard DeWolfe attends the meetings of all committees whenever possible.
[3]	Richard DeWolfe was a director of Avantair, Inc. (Avantair) between 2009 and August 2013. On July 25, 2013, an involuntary petition under chapter 7 of title 11 of the United States Code (Bankruptcy Code) in the United States Bankruptcy Court of the Middle District of Florida, Tampa Division (the Bankruptcy Court), was filed against Avantair. On August 16, 2013, the Bankruptcy Court entered the order for relief under chapter 7 of the Bankruptcy Code. Sales of assets have been authorized and conducted with sale proceeds being distributed. The chapter 7 trustee has asserted certain claims against the former officers and directors of Avantair, although no adversarial proceeding has been commenced by the chapter 7 trustee at this time. Mr. DeWolfe denies the allegations asserted by the chapter 7 trustee and in related lawsuits and, should pre-suit mediation prove unsuccessful, intends to vigorously defend against all claims asserted against him.

Manulife Financial Corporation Management Information Circular 9

Donald A. Guloien Not Independent (Management) Toronto, ON Canada Age 57

Areas of Expertise:

• Senior Executive

• Public Sector

• Financial

• Risk Management

• Global Financial Services Executive/ Knowledge of Investment Management

• Asia, Canada & U.S. Operations/Governance

• Human Resources Management & Executive Compensation

Director Since:	May 2009
Term Limit:	N/A (applies to independent directors only)
2014 Votes For:	99.43%

Committee Membership and 2014 Attendance:[4]				Other Public Company Directorships:
Board		8 of 8	100%	None

Donald Guloien is President and Chief Executive Officer of Manulife. A 34-year Manulife veteran, he is a member of the Board of Directors and Chair of Manulife’s Executive Committee.

Mr. Guloien is a Director of the Geneva Association, a member of the Mayor of Shanghai’s International Business Leaders’ Advisory Council, a member of the Board of the Canadian Council of Chief Executives, the Chair of the Canadian Life and Health Insurance Association, a Trustee of The Hospital for Sick Children, a Governor of Branksome Hall and a member of the Campaign Cabinet for United Way. He is also a member of the Ticker Club, the World Presidents’ Organization, and has had an extensive involvement in leadership at the University of Toronto, including serving on the Governing Council and the Executive Committee of the Governing Council.

Before being appointed to his current role in 2009, Mr. Guloien served as Chief Investment Officer, where he was recognized as a leading global investment executive. He was responsible for Manulife’s worldwide investment operations, and led the significant growth of Manulife Asset Management, a global leader in wealth management services, including retail mutual funds, pension funds, and endowments. Mr. Guloien has wide-ranging international experience. In his investment role he was responsible for Manulife’s global investment operations in Canada, the United States, the United Kingdom, Japan and Asia. In June 2007, his portfolio was expanded to include Manulife’s Asian Insurance and Wealth Management operations representing Japan, China, Hong Kong, Indonesia, the Philippines, Singapore, Taiwan, Vietnam, Malaysia, Thailand and Macau.

Mr. Guloien has been named International Business Executive of the Year by the Canadian Chamber of Commerce, awarded The Queen Elizabeth II Diamond Jubilee medal, and received an Arbor Award for his contributions to the University of Toronto.

Mr. Guloien holds a BComm from the University of Toronto and is a Fellow, Life Management Institute.

[4]	Donald Guloien is not a member of any committee but attends committee meetings at the invitation of the Chairman. One Board meeting in 2014 was for independent directors only.

10 Manulife Financial Corporation Management Information Circular

Joseph P. Caron Independent Vancouver, BC Canada Age 67				Areas of Expertise: • Senior Executive • Public Sector • Financial • Asia Operations/Governance • Human Resources Management & Executive Compensation
Director Since:	October 2010
Term Limit:	2023
2014 Votes For:	96.76%

Committee Membership and 2014 Attendance:				Other Public Company Directorships:
Board		9 of 9	100%	Westport Innovations Inc.	2013 – Present
Corporate Governance (Chair)		4 of 4	100%
Compensation		8 of 8	100%

Joseph Caron is Principal and Founder of Joseph Caron Incorporated, a consulting business established in 2010 to provide strategic counsel to Asian businesses seeking to grow in Canada and Canadian businesses and organizations focused on development in Asia. From 2010 to 2013, Mr. Caron was a member of HB Global Advisors Corporation, the international consulting firm of Heenan Blaikie.

Mr. Caron’s experience includes almost four decades with the Government of Canada where he served in a number of key diplomatic posts, including Ambassador to the People’s Republic of China (2001 to 2005), Ambassador to Japan (2005 to 2008) and High Commissioner to the Republic of India (2008 to 2010).

He is currently a director of Westport Innovations Inc. and a director of the Vancouver International Airport. He has also been named a Distinguished Fellow of the Asia Pacific Foundation and an Honorary Research Associate of the University of British Columbia’s Institute of Asian Research.

Mr. Caron holds a BA in Political Science from the University of Ottawa.

John M. Cassaday Independent Toronto, ON Canada Age 61			Areas of Expertise: • Senior Executive • Financial • Risk Management • Canada & U.S. Operations/ Governance • Human Resources Management & Executive Compensation
Director Since:	April 1993[5]
Term Limit:	2019[6]
2014 Votes For:	92.95%

Committee Membership and 2014 Attendance:			Other Public Company Directorships:
Board	9 of 9	100%	Corus Entertainment Inc.	1999 – Present
Corporate Governance	4 of 4	100%	Sysco Corporation	2004 – Present
Compensation (Chair)	8 of 8	100%

John Cassaday is President and Chief Executive Officer of Corus Entertainment Inc., a position he has held since its inception in 1999 and from which he will retire on March 31, 2015. Corus is a Canadian leader in pay and specialty television and in Canadian radio and a global leader in children’s programming and licensing. Prior to Corus, Mr. Cassaday was Executive Vice President of Shaw Communications, President and Chief Executive Officer of CTV Television Network and President of Campbell Soup Company in Canada and the United Kingdom.

Mr. Cassaday is currently a director of Corus Entertainment Inc. and Sysco Corporation. He is also active in community affairs, principally with St. Michael’s Hospital.

Mr. Cassaday has an MBA (Dean’s List) from the Rotman School of Management at the University of Toronto.

[5]	John Cassaday was first elected to the Board of The Manufacturers Life Insurance Company which demutualized and became a wholly-owned subsidiary of Manulife in 1999.
[6]	John Cassaday is eligible for re-election under the transitional provision of the term limits adopted in 2013.

Manulife Financial Corporation Management Information Circular 11

Susan F. Dabarno Independent Bracebridge, ON Canada Age 62

Areas of Expertise:

• Senior Executive

• Financial

• Global Financial Services Executive/Knowledge of Investment Management

• Canada Operations/Governance

• Human Resources Management & Executive Compensation

Director Since:	March 2013
Term Limit:	2025
2014 Votes For:	99.52%

Committee Membership and 2014 Attendance:			Other Public Company Directorships:
Board	9 of 9	100%	People Corporation	2011 – 2013
Audit	6 of 6	100%
Compensation		N/A7

Susan Dabarno has been a Corporate Director since 2011. She has extensive wealth management and distribution expertise and served from 2009 to 2010 as Executive Chair, and from 2003 to 2009 as President and Chief Executive Officer, of Richardson Partners Financial Limited, an independent wealth management services firm. Before joining Richardson Partners Financial Limited, Ms. Dabarno was President and Chief Operating Officer at Merrill Lynch Canada Inc.

Ms. Dabarno is currently a director of the Toronto Waterfront Revitalization Corporation and a former director of Bridgepoint Health Foundation.

Ms. Dabarno is a Fellow of Certified General Accountants and holds a Class II Diploma from McGill University.

Sheila S. Fraser Independent Ottawa, ON Canada Age 64				Areas of Expertise: • Senior Executive • Public Sector • Financial • Risk Management • Human Resources Management & Executive Compensation
Director Since:	November 2011
Term Limit:	2024
2014 Votes For:	99.43%

Committee Membership and 2014 Attendance:				Other Public Company Directorships:
Board		8 of 9	89%	Bombardier Inc.	2012 – Present
Audit (Chair)		6 of 6	100%
Risk		5 of 6	83%

Sheila Fraser is currently a Corporate Director. From 2001 to 2011, Ms. Fraser served as Auditor General of Canada and, prior to joining the Office of the Auditor General in 1999 as Deputy Auditor General, she was a partner at Ernst & Young LLP for 18 years.

Ms. Fraser’s contributions to the accounting and auditing profession include her current role as a Trustee of the International Financial Reporting Standards Foundation. She has also chaired two committees of the International Organization of Supreme Audit Institutions (INTOSAI) as well as the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants and, until December 31, 2013, was a member of the International Federation of Accountants-International Public Sector Accounting Standards Board (IFAC-IPSASB). Ms. Fraser is currently a director of the International Institute for Sustainable Development - Experimental Lakes Area and a member of the United Nations Development Programme Advisory Council.

Ms. Fraser is currently a director of Bombardier Inc.

Ms. Fraser holds a Bachelor of Commerce from McGill University and is a Fellow of the Institute of Chartered Professional Accountants of Ontario and the Ordre des comptables professionnels agréés du Québec.

[7]	Susan Dabarno was appointed to the Management Resources & Compensation Committee effective March 1, 2015.

12 Manulife Financial Corporation Management Information Circular

Luther S. Helms Independent Paradise Valley, AZ U.S.A. Age 71				Areas of Expertise: • Senior Executive • Financial • Risk Management • Global Financial Services Executive/ Knowledge of Investment Management • Asia & U.S. Operations/Governance
Director Since:	May 2007
Term Limit:	2019
2014 Votes For:	98.36%

Committee Membership and 2014 Attendance:				Other Public Company Directorships:
Board		9 of 9	100%	ABM Industries
Audit		6 of 6	100%	Incorporated	1995 - Present
Corporate Governance		4 of 4	100%

Luther Helms has been the Managing Director of Sonata Capital Group since 2000. Sonata is a privately-owned registered investment advisory firm. Mr. Helms has extensive banking and financial services experience, holding various positions at Bank of America Corporation, including Vice Chairman from 1993-1998, and was the Vice Chairman of KeyBank from 1998-2000.

Mr. Helms is currently a director of ABM Industries Incorporated.

Mr. Helms has an MBA from the University of Santa Clara and a BA, History and Economics from the University of Arizona.

Tsun-yan Hsieh Independent Singapore, Singapore Age 62				Areas of Expertise: • Senior Executive • Financial • Asia & Canada Operations/Governance • Human Resources Management & Executive Compensation
Director Since:	October 2011
Term Limit:	2024
2014 Votes For:	95.69%

Committee Membership and 2014 Attendance:				Other Public Company Directorships:
Board		9 of 9	100%	Singapore Airlines	2012 – Present
Compensation		8 of 8	100%	Bharti Airtel Limited	2010 – January 2015
				Sony Corporation	2008 – 2013

Tsun-yan Hsieh is Chairman of LinHart Group Pte Ltd., a firm he founded in 2010 to provide leadership services internationally. Mr. Hsieh, a resident of Singapore, has extensive consulting experience in business strategy, leadership development and corporate transformation. Mr. Hsieh joined McKinsey & Company in 1980 and was elected a director from 1990 to 2008, when he retired. During his tenure, he served as Managing Director of Canada and ASEAN practices and led McKinsey’s Organization and Leadership Practice globally.

Mr. Hsieh is currently a director of Singapore Airlines. At the National University of Singapore, he holds joint appointment as Provost Chair Professor at the Business School and the Lee Kuan Yew School of Public Policy. He serves on the Advisory Board of the Business School.

Mr. Hsieh has a BSc in Mechanical Engineering from the University of Alberta and an MBA from Harvard Business School.

Manulife Financial Corporation Management Information Circular 13

P. Thomas Jenkins Independent Canmore, AB Canada Age 55			Areas of Expertise: • Senior Executive • Public Sector • Financial • Risk Management • Asia, Canada & U.S. Operations/ Governance • Human Resources Management & Executive Compensation
Director Since:	March 2015
Term Limit:	2027
2014 Votes For:	N/A8

Committee Membership and 2014 Attendance:[9]			Other Public Company Directorships:
Board		N/A	OpenText Corporation	1994 – Present
Audit		N/A	Thomson Reuters Incorporated	2013 – Present
Risk		N/A	TransAlta Corporation	2014 – Present

Thomas Jenkins is Chairman of the Board of OpenText. From 2005 to 2013, Mr. Jenkins was Chief Strategy Officer of OpenText. Prior to 2005, Mr. Jenkins was President and Chief Executive Officer of OpenText. Mr. Jenkins has served as a Director of OpenText since 1994 and as its Chairman since 1998.

Mr. Jenkins is Executive Fellow at the School of Public Policy at the University of Calgary and the Chair of the federal centre of excellence Canadian Digital Media Network (CDMN). He is also an appointed member of the National Research Council of Canada (NRC). He is the past appointed chair of the Government of Canada’s Defence Procurement Panel, the chair of the Research and Development Review Panel, past appointed member of the Government of Canada’s Competition Policy Review Panel, and past appointed member of the Province of Ontario’s Ontario Commercialization Network Review Committee (OCN). Mr. Jenkins is a member of the board of Thomson Reuters. In the past five years, Mr. Jenkins was also a member of the board of BMC Software, Inc., a software corporation based in Houston, Texas. He is also a director of the C.D. Howe Institute, and a director of the Canadian Council of Chief Executives (CCCE).

Mr. Jenkins received an MBA from the Schulich School of Business at York University, an MASc. from the University of Toronto and a BEng & Mgt. from McMaster University. Mr. Jenkins received an honorary doctorate of laws from the University of Waterloo and an honorary doctorate of Military Science from the Royal Military College of Canada. He is a recipient of the 2009 Ontario Entrepreneur of the Year, the 2010 McMaster Engineering L.W. Shemilt Distinguished Alumni Award and the Schulich School of Business 2012 Outstanding Executive Leadership award. He is a Fellow of the Canadian Academy of Engineering (FCAE). Mr. Jenkins was awarded the Canadian Forces Decoration (CD) and the Queen’s Diamond Jubilee Medal (QDJM). Mr. Jenkins is an Officer of the Order of Canada (OC).

[8]	Thomas Jenkins was appointed to the Board effective March 1, 2015.
[9]	Thomas Jenkins was appointed to both the Audit Committee and the Risk Committee effective March 1, 2015.

14 Manulife Financial Corporation Management Information Circular

Donald R. Lindsay Independent Vancouver, BC Canada Age 56

Areas of Expertise:

•  Senior Executive

•  Financial

•  Risk Management

•  Global Financial Services Executive/ Knowledge of Investment Management

•  Asia, Canada & U.S. Operations/ Governance

•  Human Resources Management & Executive Compensation

Director Since:	August 2010
Term Limit:	2023
2014 Votes For:	99.32%

Committee Membership and 2014 Attendance:				Other Public Company Directorships:
Board		9 of 9	100%	Teck Resources Limited	2005 – Present
Risk		6 of 6	100%

Donald Lindsay is President and CEO of Teck Resources Limited, Canada’s largest diversified mining, mineral processing and metallurgical company, a position he has held since 2005. Mr. Lindsay’s experience includes almost two decades with CIBC World Markets Inc., where he ultimately served as President after periods as Head of Investment and Corporate Banking and Head of the Asia Pacific Region.

Mr. Lindsay is currently a director of Teck Resources Limited.

Mr. Lindsay earned a BSc in Mining Engineering from Queen’s University and holds an MBA from Harvard Business School.

John R. V. Palmer Independent Toronto, ON Canada Age 71				Areas of Expertise: • Senior Executive • Public Sector • Financial • Risk Management • Asia & Canada Operations/Governance • Human Resources Management & Executive Compensation
Director Since:	November 2009
Term Limit:	2022
2014 Votes For:	98.66%

Committee Membership and 2014 Attendance:				Other Public Company Directorships:
Board		9 of 9	100%	Fairfax Financial Holdings	2012 – Present
Audit		6 of 6	100%	Limited
Risk (Chair)		6 of 6	100%

John Palmer is Chairman and a founding director of the Toronto Leadership Centre, an organization focused on leadership in financial supervision. Mr. Palmer was the Superintendent of Financial Institutions, Canada from 1994 – 2001, following his career at KPMG LLP (Canada) where he held senior positions, including Managing Partner and Deputy Chairman. He was also the Deputy Managing Director of the Monetary Authority of Singapore and has advised other regulators including the Australian Prudential Regulation Authority.

Mr. Palmer is currently a director of Fairfax Financial Holdings Limited and of several non-public organizations.

Mr. Palmer is a Fellow of the Institutes of Chartered Accountants of Ontario and British Columbia and holds a BA from the University of British Columbia.

Manulife Financial Corporation Management Information Circular 15

C. James Prieur Independent Chicago, IL U.S.A. Age 63

Areas of Expertise:

•  Senior Executive

•  Financial

•  Risk Management

•  Global Financial Services Executive/ Knowledge of Investment Management

•  Asia, Canada & U.S. Operations/ Governance

•  Human Resources Management & Executive Compensation

Director Since:	January 2013
Term Limit:	2025
2014 Votes For:	99.48%

Committee Membership and 2014 Attendance:					Other Public Company Directorships:
Board		9 of 9		100%	CNO Financial Group, Inc.	2006 – 2011
Compensation		4 of 4	[10]	100%
Risk		6 of 6		100%

James Prieur has been a Corporate Director since 2011 and, prior to that time, Mr. Prieur served as Chief Executive Officer and director of CNO Financial Group, Inc. from 2006 until his retirement in 2011. CNO Financial Group is a life insurance holding company focused on the senior middle income market in the U.S. Prior to joining CNO Financial Group, Mr. Prieur was President and Chief Operating Officer of Sun Life Financial, Inc. from 1999 to 2006 where he had previously led operations in Asia, Canada, United States, and the United Kingdom.

Mr. Prieur is a member of the President’s Circle of the Chicago Council on Global Affairs, and a member of The Pacific Council on International Policy and its China Committee.

Mr. Prieur is a Chartered Financial Analyst and holds an MBA from the Richard Ivey School at Western University and a BA from the Royal Military College.

Andrea S. Rosen Independent Toronto, ON Canada Age 60

Areas of Expertise:

•  Senior Executive

•  Financial

•  Risk Management

•  Global Financial Services Executive/ Knowledge of Investment Management

•  Canada Operations/Governance

•  Human Resources Management & Executive Compensation

Director Since:	August 2011
Term Limit:	2024
2014 Votes For:	99.46%

Committee Membership and 2014 Attendance:					Other Public Company Directorships:
Board		9 of 9		100%	Emera Inc.	2007 – Present
Audit		6 of 6		100%	Hiscox Limited	2006 – Present
Corporate Governance		3 of 3	[11]	100%

Andrea Rosen has been a Corporate Director since 2006. Ms. Rosen’s extensive knowledge of the financial services industry includes investment banking and wholesale and retail banking. Prior to January 2005, her experience includes more than a decade with the TD Bank Financial Group, where she ultimately served as Vice Chair, TD Bank Financial Group and President of TD Canada Trust. Earlier in her career, she held progressively senior positions at Wood Gundy Inc. and was Vice President at Varity Corporation.

Ms. Rosen is currently a director of the Alberta Investment Management Corporation, Emera Inc. and Hiscox Limited.

Ms. Rosen has an LLB from Osgoode Hall Law School, an MBA from the Schulich School of Business at York University and a BA from Yale University.

[10]	James Prieur was appointed to the Management Resources & Compensation Committee effective May 1, 2014.
[11]	Andrea Rosen was appointed to the Corporate Governance & Nominating Committee effective May 1, 2014.

16 Manulife Financial Corporation Management Information Circular

Lesley D. Webster Independent Naples, FL U.S.A. Age 62				Areas of Expertise: • Senior Executive • Financial • Risk Management • Global Financial Services Executive/ Knowledge of Investment Management • U.S. Operations/Governance
Director Since:	October 2012
Term Limit:	2025
2014 Votes For:	96.71%

Committee Membership and 2014 Attendance:				Other Public Company Directorships:
Board		9 of 9	100%	MarketAxess Holdings Inc.	2013 – Present
Compensation		8 of 8	100%
Risk		6 of 6	100%

Lesley Webster is President and founder of Daniels Webster Capital Advisors, an enterprise risk management consulting firm established in 2006. Ms. Webster has extensive financial industry experience and was Executive Vice President of JP Morgan Chase’s firm-wide Market and Fiduciary Risk Management from 1994 until 2005. Prior to that, she was global head of US Dollar Fixed Income Derivatives at UBS Securities, Inc. and head of Fixed Income Arbitrage trading at Chase Manhattan Bank.

Ms. Webster is currently a director of MarketAxess Holdings Inc.

Ms. Webster earned a PhD in Economics from Stanford University and a BA in Economics from the University of Illinois at Urbana.

Manulife Financial Corporation Management Information Circular 17

Report of the Audit Committee

Sheila S. Fraser	Susan F. Dabarno	Luther S. Helms	P. Thomas Jenkins	John R. V. Palmer	Andrea S. Rosen
(Chair)			*effective March 1, 2015

Responsibilities

The Audit Committee assists the Board with the following:

•	Oversight of the quality and integrity of financial information including the effectiveness of our systems of internal control over financial reporting.
•	Oversight and assessment of the performance, qualifications and independence of the independent auditor.
•	Oversight of our compliance program, including compliance with legal and regulatory requirements and the effectiveness of our compliance practices.
•	Oversight and assessment of our finance, actuarial, internal audit and global compliance functions.
•	Development and monitoring of our ethical standards and policies relating to the management of conflicts of interest and customer complaints and the protection of confidential information.
•	Monitoring of arrangements with individuals or entities related to Manulife, and transactions that could have a material impact on our stability or solvency.

The committee met six times in 2014, including one meeting held jointly with the Risk Committee. It met in private with Ernst & Young LLP, the independent actuarial peer reviewer, the independent consultant retained to conduct a review of the compliance function, the Chief Financial Officer, the Appointed Actuary, the Chief Auditor and the Chief Compliance Officer throughout the year and also met in closed session without management present after each meeting.

Independence and Financial Literacy

The committee and the Board have determined that each member of the committee meets the additional independence standards for members of the Audit Committee set out in our director independence policy in compliance with applicable U.S. securities law requirements, is financially literate as required by the applicable requirements of the New York Stock Exchange and the Canadian Securities Administrators and has the necessary qualifications to be designated as an audit committee financial expert under the Sarbanes-Oxley Act of 2002.

2014 Activities

Financial Reporting

•	Reviewed our significant accounting and actuarial practices and policies, along with areas where judgment was applied, with management (including the Appointed Actuary) and with Ernst & Young LLP.

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•	Received regular reports on the development and application of International Financial Reporting Standards.
•	Reviewed the certification process for annual and interim filings and monitored certification requirements and compliance with the Sarbanes-Oxley Act of 2002.
•	Reviewed our financial disclosures with management and Ernst & Young LLP and recommended these disclosures to the Board for approval. These include our annual audited financial statements, our quarterly unaudited financial reports, management’s discussion and analysis (MD&A) and our quarterly earnings releases.
•	Reviewed and recommended to the Board for approval an increase in our dividend.
•	Reviewed reports on our regulatory capital levels and monitored compliance with our internal capital targets.
•	Discussed with Ernst & Young LLP all matters required to be discussed by professional auditing guidelines and standards in Canada and the United States.
•	Received the written disclosures from Ernst & Young LLP in accordance with the standards of The Chartered Professional Accountants of Ontario and the Public Company Accounting Oversight Board in the United States.
•	Reviewed procedures for receiving confidential submissions regarding questionable account or auditing matters.
•	Received and reviewed all substantive correspondence between Ernst & Young LLP and senior management related to audit findings.

Internal Controls

•	Reviewed management’s report on its assessment of the effectiveness of internal controls over financial reporting with management and Ernst & Young LLP.
•	Reviewed and recommended to the Board for approval our internal control framework.
•	Reviewed reports on the effectiveness of the internal control environment at key subsidiaries and in key operations.

Internal Audit

•	Reviewed and accepted the independence and qualifications of the internal audit function.
•	Reviewed and approved the internal audit plan.
•	Reviewed periodic reports on internal audit activities and audit results.

Appointed Actuary

•	Reviewed reports, opinions and recommendations from the Appointed Actuary, including the report on Dynamic Capital Adequacy Testing (which is also reviewed by the Risk Committee).
•	Reviewed the results of the external peer review of the work performed by the Appointed Actuary, conducted by an independent peer reviewer in accordance with the requirements of OSFI Guideline E-15.
•	Reviewed and approved the engagement of the external peer reviewer.

Independent Auditor

•	Reviewed the independence and qualifications of Ernst & Young LLP and completed the first comprehensive review of Manulife’s audit firm, Ernst & Young LLP, as external auditors using the guidelines and format recommended by CPA Canada.
•	Reviewed and approved the scope of Ernst & Young LLP’s annual audit plan and all related services and fees.
•	Reviewed and approved the Auditor Independence Policy, including the criteria for the types of non-audit services that the independent auditor can provide.
•	Reviewed and pre-approved recurring audit and non-audit services that were identifiable together with a budget for each type of permitted service for the coming year.
•	Reviewed audit and non-audit services proposed during the year outside the previously approved categories or in excess of the pre-approved budget and pre-approved by a member of the Audit Committee appointed by the Audit Committee and acting on its behalf.
•	Recommended the reappointment of Ernst & Young LLP as auditors to the Board for approval.

Compliance

•	Reviewed and discussed with the Chief Compliance Officer the report on our compliance with applicable laws and regulations.
•	Reviewed and discussed with the Chief Anti-Money Laundering Officer the report on our anti-money laundering/anti-terrorist financing (AML/ATF) program.
•	Received the Chief Auditor’s report on the testing of the effectiveness of the AML/ATF program.

Oversight Functions

•	Retained an independent consultant to conduct a review of the compliance function and monitored implementation of the recommendations.
•	Reviewed and approved the mandates of the Chief Financial Officer, the Chief Actuary, the Chief Auditor and the Chief Compliance Officer and of the finance, actuarial, internal audit and compliance functions.
•	Reviewed and approved the budget, structure, skills and resources of each of these oversight functions.
•	Reviewed the performance evaluation of the heads of each of these oversight functions and assessed the effectiveness of these individuals and their respective functions.
•	Reviewed the compensation of the Chief Auditor.

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Risk Management

•	Reviewed and discussed guidelines and policies governing the process by which risk assessment and management is undertaken.
•	Received management’s assessment of the risk management program, including our enterprise risk management framework, risk appetite and limits, compensation risk considerations, risk oversight structure and operational risk program.
•	Received the Chief Risk Officer’s Report on our information risk management program.
•	Reviewed the General Counsel’s report on significant legal matters.

Ethical Standards

•	Carried out its annual review of the Code of Business Conduct and Ethics and the procedures relating to conflicts of interest and restricting the use of confidential information.
•	Received management’s report on the ethics hotline, the code training and certification process and the conflict of interest disclosure statements.
•	Confirmed that no executives or directors requested a waiver of the code.

Self-Dealing and Disclosure Requirements

•	Reviewed the effectiveness of the procedures to identify material related party transactions.
•	Received a report from management confirming that there were no material related party transactions.
•	Reviewed procedures for dealing with complaints made by customers having requested or received products or services in Canada.

This report has been approved by the members of the committee, who are satisfied that the committee carried out all of the responsibilities required by its charter.

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